Exhibit 99.1

COSTAMARE INC. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2012

ATHENS, GREECE – March 1, 2013 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, www.costamare.com, in the “Investors” section under “Annual Reports”.

Stockholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2012 audited financial statements, free of charge by contacting the Company’s Investor Relations Advisor at:

Capital Link Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169 USA

Tel: (+1) 212-661-7566

Email: costamare@capitallink.com

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 332,000 TEU, including 10 newbuilds on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com